Exhibit 99.1

Quhuo to Hold 2022 Annual General Meeting on December 29, 2022

BEIJING, November 14, 2022 — Quhuo Limited (“Quhuo” or the “Company”) (NASDAQ: QH), a leading gig economy platform focusing on community-centered services in China, today announced that it will hold its 2022 annual general meeting of shareholders at 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on December 29, 2022, at 10:00 a.m. (local time).

The proposals to be submitted for shareholders’ approval at the annual general meeting include (1) the ratification of the appointment of each of Mr. Gang Wang and Ms. Wenying Lyu as a director of the board of directors of the Company (the “Board”), and (2) the ratification of the appointment of Marcum Asia CPAs LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2022. The Board has fixed November 14, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Quhuo

Quhuo Limited (NASDAQ: QH) is a leading gig economy platform focusing on local community-centered services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

For investor and media inquiries, please contact:

Quhuo Limited E-mail: ir@meishisong.cn